Bruce C. Rosetto

Tel. (561) 955-7625

Fax (561) 338-7099

rosettob@gtlaw.com

April 6, 2009

VIA EDGAR TRANSMISSION

Mark Webb, Legal Branch Chief

Eric Envall, Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Willing Holding, Inc.

Form 10

Filed February 3, 2009

File No. 000-53496

Dear Mr. Webb:

On behalf of our client, Willing Holding, Inc. (the “Company”), attached are the Company’s responses to the comments raised by the Staff of the Division of Corporation Finance by letter dated March 4, 2009 (the “Comment Letter”). The numbered staff comment from the Comment Letter followed by the Company’s response is set forth below:

General

1.

Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon the expiration of this 60-day time period, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

2.	Please revise to include updated financial statements in your next amendment.

Response:

As requested, the Company has included updated financial statements in its Amendment No. 1 to its Registration Statement on Form 10.

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

April 6, 2009

Special Note Regarding Forward-Looking Statements, page iii

3.

Since Willing Holding is not yet a reporting company, no statements in the Form 10 qualify for the safe harbor and will not so qualify when the Form 10 is effective. Consequently, as previously requested, please amend here and in Item 2.

Response:

As requested, the Company has revised its disclosure regarding “forward-looking statements” accordingly.

Item 1

Business New World Mortgage, Inc., page 2

4.

Willing Holding discloses that it and Mr. Francis Leonard have a right to rescind the acquisition transaction no earlier than October 15, 2008. Please update this language to so that it is a more timely disclosure. Also please disclose if either party's right to rescind has an expiration date.

Response:

As requested, the Company has updated the language accordingly. The right of rescission has no expiration date.

5.

Willing Holding discloses that in July 2006, New World "had licensed locations in 25 states and over 300 loan originators." Please provide more detailed information regarding New World's business during the period from July 2006 until 2008 when New World repositioned the sales organization and telemarketing operation.

Response:

As requested, the Company has revised the disclosure to provide additional detailed information regarding New World’s business during the period from July 2006 until 2008.

Current Operations, page 4

6.

It is unclear whether Willing Holding is actively engaging in telecommunications consulting or whether such activities were limited to the period prior to its acquisition of New World. Please revise the document as appropriate to clarify to what level Willing Holding is currently engaged in telecommunications consulting.

Response:

The Company continues to seek telecommunications consulting engagements although it does not currently have any active engagements. The disclosure in the registration statement has been revised accordingly.

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

April 6, 2009

7.

Please update the final paragraph in this section to provide the most recent information available regarding the status of the re-training of New World's staff to offer and sell its SEO products and services.

Response:

As requested, the Company has updated the disclosure to include the most recent information available regarding the training of New World’s sales staff.

Available Information, page 10

8.	If Willing Holding chooses to provide its Internet address, please ensure that upon effectiveness the website is operational.

Response:

The Company has removed the reference to its Internet address.

Risk Factors, Item 1A, page 11

We have previously been and may continue to become the subject of litigation, page 17

9.

Please add an additional Risk Factor that discusses the legal proceedings of Willing Holding and New World that are not subject to litigation. The information disclosed in the Legal Proceedings section regarding default judgments should be disclosed in a Risk Factor separate from this Risk Factor.

Response:

As requested, the Company has revised the disclosure to include a new risk factor entitled “New World has numerous judgments entered against it which may hinder New World’s ability to continue operations.”

Item 6, Executive Compensation

10.

Since the Company has granted Mr. Leonard options to purchase 250,000 shares of Class A common stock, please provide an Outstanding Equity Awards at Fiscal Year-End table pursuant to Item 402(p) of Regulation S-K.

Response:

As requested, the Company has updated the disclosure accordingly.

Statements of Stockholders' Equity (Deficit), page F-23

11.

We note approximately 19 million common shares were cancelled during the first nine months of 2008; however, we do not see any disclosure describing the circumstances surrounding the cancellation in your filing. The cancellation appears to be a material transaction (ie, 95% of your

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

April 6, 2009

outstanding common shares were cancelled); please revise your filing to disclose the significant terms of the cancellation, including the date of the transaction, a description of the business purpose, the shareholders involved and whether they received any compensation for the cancelled shares.

Response:

As requested, the Company has revised its disclosure in the financial statements accordingly.

In connection with the Company’s formation, the Company initially issued 20,000,000 shares of its common stock to Perfect Web Technologies, Inc. (“PWTI”) such that PWTI became the Company’s sole shareholder and parent company. On July 31, 2008, PWTI spun-off 1,000,880 of its shares of the Company’s common stock to its shareholders. PWTI then returned to the Company the remaining 18,999,120 shares of the Company’s common stock for cancellation, effective as of the same date. The purpose of the cancellation was so that the Company could be an independent operating company after the spin-off. PWTI did not receive any compensation for the cancelled shares.

Comprehensive Loss, page F-27

12.

We have reviewed your revised disclosures in response to prior comment 20 from our letter dated December 12, 2008. Based on your statement that reversal of the loss is highly unlikely, it appears that the $85,000 loss due to the drop in market value of a publicly traded security is other than temporary and therefore should be recorded in income, not other comprehensive income. Please revise your financial statements accordingly. Should you continue to believe your accounting is correct, provide us with the basis (specific accounting literature) you used to support your conclusion. Refer to paragraph 16 of SFAS 115.

Response:

As requested, the Company has revised its disclosure in the financial statements accordingly.

Note 2 - Goodwill, page F-28

13.

We have reviewed your response to prior comment 23 from our letter dated December 12, 2008. We do not believe your response provides sufficient evidence to support your conclusion that the goodwill of $790,000 is not impaired. Please provide us with your comprehensive impairment analysis as prepared in accordance with paragraphs 19-22 of SPAS 142. In this regard, provide the following:

•	the date upon which the goodwill was assessed for impairment;
•	provide us with a list (in tabular format) of each reporting unit and identify the respective unit fair value, carrying amounts, and reporting unit goodwill;
•	identify each reporting unit that was tested for impairment and discuss the specific technique used to determine unit fair value;

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

April 6, 2009

•

tell us, when you are evaluating your individual reporting units for impairment, how you validate the reasonableness of the fair values determined. For example, paragraph 23 of SFAS 142 indicates that quoted market prices in active markets are the best evidence and should be used if available.

•	Identify specifically which reporting units, if any, required the second step of impairment testing and the results of such testing.

Response:

As requested, the Company has revised the financial statements to indicate that goodwill has been impaired in full.

14.

We have reviewed your response to prior comment 24 from our letter dated December 12, 2008 and the related revisions to your footnotes. It is not clear however where you have made all of the requested disclosures. Accordingly, we are reissuing our comment, please revise to include all of the disclosures required by paragraphs 51-52 of SFAS 141 as they relate to your acquisition of New World.

Response:

As requested, the Company has revised its disclosure in the financial statements accordingly.

Pro Forma Financial Statements, page F-32

15.

We have reviewed your response to prior comment 25 from our letter dated December 12, 2008 and the related revisions to your pro forma financial statements. Please note the following and revise your presentation accordingly:

•	A pro forma balance sheet is not required since the acquisition is already reflected in an historical balance sheet;
•	A pro forma income statement is required as the acquisition has not been reflected in your historical financial statements for 12 months;
•	Article 11 of Regulation S-X does not require pro forma presentations of the statement of stockholders' equity or cash flows;
•

As noted in our previous comment, please ensure that your pro formas comply with all of the requirements of Article 11. These requirements include providing an introductory paragraph that explains each transaction for which the pro forma effects are presented, the entities involved, the periods presented, and an explanation of what the pro forma presentation shows. Additionally, the pro forma adjustments should be referenced to footnotes which clearly explain the assumptions involved.

Response:

As requested, the Company has made the following changes:

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

April 6, 2009

•	We have removed the pro forma balance sheet
•	We will continue to disclose the pro forma income statement
•	We have removed the statements of stockholders’ equity and cash flows
•	We have revised our pro formas to comply with the requests you have made.
16.

In addition to our comment above, please explain why there are no pro forma adjustments to the combined companies' income statements other than the elimination of New World's net loss. At a minimum, we would expect to see pro forma adjustments for the amortization of fair value adjustments recorded to the assets and liabilities of New World under purchase accounting. Please advise and revise accordingly.

Response:

We have made no adjustments to the pro forma as the assets and liabilities equated to the fair value at the time of purchase of New World.

Please note in the letter attached hereto the Chief Executive Officer of the Company has provided an executed acknowledgement that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its Form 10; and,
•	Staff comments or changes to the disclosure in response to Staff comments in its Form 10 do not foreclose the Commission from taking any action with respect to the filing; and,
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has questions with regard to the foregoing, please do not hesitate to contact the undersigned at 561-955-7625.

Very truly yours,

/s/ Bruce C. Rosetto
Bruce C. Rosetto

cc:	Mr. Gideon Taylor

WILLING HOLDING, INC. LETTERHEAD

April 6, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark Webb, Legal Branch Chief

Re:	Willing Holding, Inc.

Form 10

Dear Mr. Webb:

Willing Holding, Inc. (the “Company”) hereby acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the above-referenced Registration Statement on Form 10 and any related revised registration statements the Company files (collectively, the “Filings”), (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Filings, and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Willing Holding, Inc.

By: /s/ Gideon Taylor

Name: Gideon Taylor

Title: Chief Executive Officer